SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             The First Trust GNMA Series 115

B.   Name of Depositor:               FIRST TRUST PORTFOLIOS L.P.

C.   Complete Address of Depositor's  120 East Liberty Drive
     Principal Executive Offices:     Wheaton, Illinois  60187

D.   Name and Complete Address of
     Agents for Service:              FIRST TRUST PORTFOLIOS L.P.
                                      Attention:  James A. Bowen
                                      120 East Liberty Drive
                                      Suite 400
                                      Wheaton, Illinois  60187

                                      CHAPMAN & CUTLER LLP
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        Preliminary Prospectus Dated June 15, 2011

             THE FIRST TRUST GNMA, SERIES 115


10,000 Units                       (A Unit Investment Trust)

     The  attached final Prospectus for a prior  Series  of
the Fund is hereby used as a preliminary Prospectus for the
above   stated  Series.   The  narrative  information   and
structure  of  the  attached  final  Prospectus   will   be
substantially the same as that of the final Prospectus  for
this  Series.   Information with respect  to  pricing,  the
number  of  Units, dates and summary information  regarding
the  characteristics of securities to be deposited in  this
Series  is  not  now available and will be different  since
each  Series  has  a  unique  Portfolio.   Accordingly  the
information  contained herein with regard to  the  previous
Series   should  be  considered  as  being   included   for
informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series.

     A registration statement relating to the units of this
Series  will  be  filed  with the Securities  and  Exchange
Commission  but has not yet become effective.   Information
contained  herein  is subject to completion  or  amendment.
Such Units may not be sold nor may offer to buy be accepted
prior  to  the  time  the  registration  statement  becomes
effective.  This Prospectus shall not constitute  an  offer
to  sell  or the solicitation of an offer to buy nor  shall
there  be any sale of the Units in any state in which  such
offer,  solicitation  or sale would be  unlawful  prior  to
registration or qualification under the securities laws  of
any  such state.  (Incorporated herein by reference is  the
final  prospectus  for  The First Trust  GNMA,  Series  114
(Registration  No. 333-171101) as filed  January  19,  2011
which shall be used as the preliminary prospectus for the current series of the Fund.)


                           MEMORANDUM

              Re:  THE FIRST TRUST GNMA, SERIES 115

     The only difference of consequence (except as described below) between The First Trust GNMA, Series 114, which is the current fund, and The First Trust GNMA, Series 115, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from The First Trust GNMA, Series 114 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.


               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          First Trust Portfolios L.P. is covered by a Broker's
          Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust GNMA, Series 115 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on June 15, 2011.

                           The First Trust GNMA, Series 115
                           (Registrant)

                           By:    FIRST TRUST PORTFOLIOS L.P.
                                  (Depositor)


                           By     Jason T. Henry
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


      Name                 Title*                   Date

James A. Bowen    Director  of The  Charger )June 15, 2011
                  Corporation, the  General )
                  Partner  of  First  Trust )
                  Portfolios L.P.           )
                                            )
                                            )Jason T. Henry
                                            )Attorney-in-Fact**



       * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios
       L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                               S-3
                       CONSENT OF COUNSEL

     The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.


                CONSENT OF DELOITTE & TOUCHE LLP

     The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


CONSENT OF STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-
                           HILL, INC.

     The consent of Standard & Poor's Ratings Group, A Division of McGraw-Hill, Inc. to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit
4.2 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust GNMA, Series 96 and subsequent Series effective January 20, 2005 among First Trust Portfolios L.P., as Depositor, The Bank of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-121668] filed on behalf of The First Trust GNMA, Series 96).

1.1.1* Form  of Trust Agreement for The First Trust GNMA,  Series
       115 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  The  Charger  Corporation,  General
       Partner   of   First  Trust  Portfolios  L.P.,   Depositor
       (incorporated by reference to Amendment No. 2 to Form  S-6
       [File No. 333-169625] filed on behalf of FT 2669).

1.6    Underwriter   Agreement  (incorporated  by  reference   to
       Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
       Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1* Opinion of counsel as to legality of Securities being registered.

4.1*   Consent of First Trust Advisors L.P.

4.2* Consent of Standard & Poors Ratings Service, a Division of the McGraw-Hill Companies, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1    Power of Attorney executed by the Director listed on  page
       S-3  of  this  Registration  Statement  (incorporated   by
       reference  to Amendment No. 2 to Form S-6 [File  No.  333-
       169625] filed on behalf of FT 2669).


___________________________________
* To be filed by amendment.


                               S-6